Exhibit 99.1

RECTITUDE HOLDINGS LTD

(Incorporation in Cayman Islands)

Unaudited First Half 2026 Financial Results

Revenue

Our business is principally involved in the provision of safety equipment, encompassing essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), (ii) portable fire extinguishers and (iii) traffic products such as rubber speed humps, wheel stops and wheel chocks. Additionally, when needed by our customers, we also offer auxiliary products such as industrial hardware tools, electrical hardware, and battery energy storage system which is called All-In-One Intelligent Micro-grid System (AIMS) that required for construction sites.

For the six months ended September 30, 2024 and 2025, the provision of safety equipment contributed 81% and 74% of our revenue, respectively.

Total revenues increased by S$2,377,062, or 10.8%, from S$22,099,549 for the six months ended September 30, 2024, to S$24,476,611 for the six months ended September 30, 2025.

The following table sets forth our revenue by service categories for the periods indicated.

	For the six months ended September 30,
	2025		2024
		% of		% of
Sales of products – at a point in time	S$	revenue	S$	revenue
Safety equipment	18,160,280	74%	17,857,745	81%
Auxiliary products	6,316,331	26%	4,241,804	19%
	24,476,611		22,099,549

During the six months ended September 30, 2024, and 2025, sale of safety equipment accounted for approximately 81.0% and 74.0% of the total revenue, respectively, while sale of auxiliary products accounted for approximately 19.0% and 26.0% of the total revenue, respectively. Total revenue increased by 10.8%, from S$22,099,549 for the six months ended September 30, 2024 to S$24,476,611 for the six months ended September 30, 2025, primarily due to an approximately 7.0% increase in the sale of auxiliary products from S$4,241,804 for the six months ended September 30, 2024 to S$6,316,331 for the six months ended September 30, 2025. Our revenue from the sale of auxiliary products increased due to expanding of business such as sale/rent of AIMS, opening of new outlets, enhance in supplying machinery like forklift, enhance in supplying metal products like hollow section & scaffolding pipe, and get profitable order like supplying AIMS to Thailand.

Overall, our revenue increase was driven by higher demand by our potential customers, also some new customers that start business with us during the six months, such as those in the construction sectors driven by new construction projects.

Cost of revenue

The cost of revenue primarily consisted of purchasing costs of our safety equipment and auxiliary products. The total cost of sales increased by S$1,988,119, or 13.8%, from S$14,422,920 for the six months ended September 30, 2024, to S$16,411,039 for the six months ended September 30, 2025.

The approximately 13.8% overall increase in cost of revenue was consistent with the increase of revenue during the six months period. However, procurement costs have increased rising from customizable products made for customers and newly launched auxiliary products embodying the Company’s DADE, Super Sun, SkyHawk, and Osprey brands.

Gross profit and Gross profit margin

Gross profit for the six months ended September 30, 2025, was S$8.07 million, representing 33.0% of operating revenues. Gross profit for the six months ended September 30, 2025 and 2024 was S$8.07 million and S$7.68 million, representing 33.0% and 34.7% of operating revenues, respectively. The increase in gross profit was mainly due to increased in sales volumes and improved efficiencies.

Other income

Other income primarily consisted of gain/(loss) from foreign currency exchange, gain on disposal of property, plant and equipment, operating lease modifications income, rental income, government grants and interest income.

Other income increased by S$275,443, or approximately 137.2% from S$200,766 for the six months ended September 30, 2024, to S$476,209 for the six months ended September 30, 2025. The increase was mainly driven by operating lease modifications income of S$14,571 for the six months ended September 30, 2025 which arose due to our renegotiation and modification of three existing operating lease contracts for branches by extending the lease term by another 2 to 3 years at revised lease payments during the six months ended September 30, 2025. Total rental income received were S$20,670 and S$111,308 for the six months ended September 30, 2024 and 2025, respectively.

Total interest income received were S$122,223 and S$114,917 for the six months ended September 30, 2024 and 2025, respectively. The decrease was mainly driven by loan repayment from the third party.

Selling and marketing expenses

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses.

Selling and marketing expenses increased by S$24,931, or approximately 1.0%, from S$2,461,020 for the six months ended September 30, 2024, to S$2,485,951 for the six months ended September 30, 2025. The small increase was primarily due to there is only a new branch opened in the six months which is the month of August 2025.

Research and development expenses

Research and development expenses primarily consisted of compensation cost to engineering, design and product development employees and software expenses. Research and development expenses decreased by S$51,376, or 100%, from S$51,376 for the six months ended September 30, 2024 to NIL for the six months ended September 30, 2025 primarily due to fee charges that required for the latest stage have been fully paid in financial year ended March 31, 2025.

General and administrative expenses

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses.

General and administrative expenses decreased by S$980,797 or approximately 25.7%, from S$3,821,950 for the six months ended September 30, 2024, to S$2,841,153 for the six months ended September 30, 2025. The decrease was mainly due to decrease in public company costs, including professional fees and compliance costs incurred related to the Company’s listing on NASDAQ.

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities.

Interest expenses increased by S$1,902, or approximately 2.1% from S$88,865 for the six months ended September 30, 2024, to S$90,767 for the six months ended September 30, 2025. The small increase was mainly due to an decrease in interest expense from bank loan from S$69,850 for the six months ended September 30, 2024 to S$67,729 for the six months ended September 30, 2025 offset by increase in interest expenses from finance lease from S$19,015 for the six months ended September 30, 2024 to S$23,038 for the six months ended September 30, 2025.

Net income

As a result of the factors described above, net income for the six months ended September 30, 2025 was approximately $$2.6 million, compared to net income of S$1.1 million, for the six months ended September 30, 2024, these is an increase of approximate S$1.5 million.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, and amortization and is used by management as a supplemental measure of operating performance. For the six months ended September 30, 2025, EBITDA increased to S$4.2 million from S$2.6 million for the six months ended September 30, 2024, these is an increase of approximate S$1.6 million, primarily due to higher revenue and improved cost efficiency.

Cash Flows Analysis

Operating activities

For the period ended September 30, 2024, net cash used in operating activities was S$1,619,530, primarily resulted from our profit for the period of S$1,117,007, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations.

Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$289,103, amortization of ROU asset of S$791,120, reduced lease payments from lease modification of S$40,525, gain on disposal of property, plant and equipment of S$957, allowance for inventory write-down of S$28,214, allowance for expected credit losses of S$133,618 and fair value gain in financial assets of S$3,031, interest income of S$122,123. Changes in operating assets and liabilities mainly included: (i) a increase in accounts receivables, net of S$1,370,888 (ii) a increase in other receivables of S$120,337 (iii) a increase in advances to related parties of S$55,791; (iv) a decrease in other payable of S$1,990,135; (v) a decrease in finance liabilities – interest portion of lease payment of S$19,015 (vi) a decrease in operating liabilities of S$605,737 and (vii)  a decrease in income tax payable of S$530,898 and offset by (i) an decrease in inventories of S$126,330; (ii) an increase in accounts payables of S$754,615.

For the period ended September 30, 2025, net cash used in operating activities was S$1,737,590, primarily resulted from our profit for the period of S$2,634,303, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$332,077, amortization of ROU asset of S$696,757, reduced lease payments from lease modification of S$14,571, gain on forex of S$87,332, allowance for inventory write-down of S$5,023, allowance for expected credit losses of S$125,825, fair value gain in financial assets of S$3,141, interest income of S$114,917 and gain on disposal of property, plant and equipment of S$34,530. Changes in operating assets and liabilities mainly included: (i) an increase in accounts payables, net of S$2,259,783; (ii) an increase in income tax payable of S$339,466; offset by (i) an increase in trade receivables of S$1,552,583; (ii) an increase in advances to related parties of S$560,914; (iii) an increase in other current assets S$3,099,234; (iv) an increase in inventories of S$1,424,298; (v) a decrease in other payables of S$302,723; (vi) a decrease in operating lease liabilities of S$661,836; (vii) a decrease in interest expenses from finance lease liabilities of S$23,038.

Investing activities

For the period ended September 30, 2024, net cash used in investing activities was S$7,232,588, which was primarily consisted of purchase of property, plant and equipment, mainly in motor vehicles of S$298,761 and disbursement of loan to a third party of S$6,934,827 and offset by proceeds from disposal of property, plant and equipment of S$1,000.

For the period ended September 30, 2025, net cash provided by investing activities was S$820,573, which was primarily consisted of purchase of property, plant and equipment, mainly in motor vehicles of S$113,957; offset by proceeds from disposal of property, plant and equipment of S$34,530 and repayment of loan from third party of S$900,000.

Financing activities

For the period ended September 30, 2024, net cash provided by financing activities was S$9,354,512 which was primarily consisted of proceeds from guaranteed bank loans of S$252,283, payment of finance lease obligations of S$87,065, and proceeds from common shares issued for cash of S$9,189,294.

For the period ended September 30, 2025, net cash provided by financing activities was S$196,486 which was primarily consisted of proceeds from guaranteed bank loans of S$287,027; offset by payment of finance lease obligations of S$90,541.

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